Contacts: **Leiv Lea**
Pharmacyclics, Inc.
(408) 774-0330
Carolyn Bumgardner Wang
WeissComm Partners
(415) 946-1065

PHARMACYCLICS APPOINTS GEOFFREY COOPER, PH.D., AS SENIOR VICE PRESIDENT, BUSINESS DEVELOPMENT

Sunnyvale, Calif. -- June 6, 2005 -- Pharmacyclics, Inc. (Nasdaq: PCYC) today announced the appointment of Geoffrey Cooper, Ph.D., as Senior Vice President, Business Development. Dr. Cooper, who has over 25 years of experience in the pharmaceutical industry, joins Pharmacyclics as a member of the management team and will be responsible for leading the business development activities at Pharmacyclics.

Additionally, the company's Board of Directors approved a grant to Dr. Cooper of a non-qualified stock option to purchase 100,000 shares of Pharmacyclics' common stock. This option award was granted without stockholder approval pursuant to NASDAQ Marketplace Rule 4350(i)(1)(A)(iv) and with the following material terms: (a) an exercise price of $7.76, which is equal to the fair market value of Pharmacyclics' common stock on the grant date (June 3, 2005), (b) a term of 10 years, and (c) a vesting schedule providing that the option vests as to 1/4 of the total grant on the one-year anniversary of Dr. Cooper's hire, and 1/48th of the total grant each month thereafter until the grant is fully vested.

Dr. Cooper joins Pharmacyclics from OSI Pharmaceuticals, Inc., where, most recently, he was Vice President of Corporate Development. In that position he was responsible for all corporate development activities, including mergers and acquisitions, divestments, research collaborations, and licensing transactions including the collaboration with Genentech and Roche for the global development and co-marketing of OSI's flagship

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oncology product, Tarceva^{TM}, and with Serono for the exclusive promotion of Novantrone$^®$ in oncology.

Prior to joining OSI in1998, Dr. Cooper was Senior Licensing Officer at Tanabe Seiyaku Co., Ltd.; and spent 19 years in positions of increasing responsibility at the Lederle Laboratories Division of American Cyanamid and at Wyeth where he was Assistant Vice President, Worldwide Licensing.

After graduating with a degree in pharmacy, Dr. Cooper received his Ph.D. in pharmaceutical chemistry from the University of Aston, Birmingham, U.K., and conducted post-doctoral research in metabolic disease at University College, Cardiff, U.K.

About Pharmacyclics

Pharmacyclics is a pharmaceutical company developing innovative products to treat cancer and atherosclerosis. The company's products are rationally designed, ring-shaped small molecules called texaphyrins that are designed to selectively target and disrupt the bioenergetic processes of diseased cells, such as cancer and atherosclerotic plaque. More information about the company, its technology, and products in development can be found on its website at www.pharmacyclics.com. Pharmacyclics$^®$ and the "pentadentate" logo$^®$ are registered trademarks of Pharmacyclics, Inc.

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